Metals Acquisition Limited

3rd Floor, 44 Esplanade, St Helier, JE4 9WG, Jersey

May 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Raj Rajan Mr. John Coleman Ms. Anuja A. Majmudar Ms. Irene Barberena-Meissner

Re:	Metals Acquisition Limited

Registration Statement on Form F-4

File No. 333-269007

Ladies and Gentlemen:

Metals Acquisition Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-4 to become effective on May 11, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes William Burns, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with William Burns of Paul Hastings LLP, counsel to the Registrant, at (713) 860-7352.

[Signature Page Follows]

Securities and Exchange Commission

May 9, 2023

Very truly yours,

Metals Acquisition Limited

By:	/s/ Michael James McMullen
Name:	Michael James McMullen
Title:	Chief Executive Officer

cc:	R. William Burns, Paul Hastings LLP

Alexander D. Lynch, Barbra J. Broudy, Weil, Gotshal & Manges